Exhibit 2.1


MERGER AGREEMENT

AMONG

INSO CORPORATION, CIP ACQUISITION CORPORATION,

AND

ELECTRONIC BOOK TECHNOLOGIES, INC.

AND CERTAIN STOCKHOLDERS THEREOF

JULY 1, 1996

TABLE OF CONTENTS

Page

ARTICLE I - THE MERGER

1.1	The Merger
1.2	The Closing
1.3	Actions at the Closing
1.4	Additional Action
1.5	Conversion of Securities
1.6	Dissenting Shares
1.7	Options and Warrants
1.8	Payments
1.9	Escrow
1.10	Net Worth and Cash Adjustment
1.11	Certificate of Incorporation
1.12	By-laws
1.13	Directors and Officers
1.14	No Further Rights
1.15	Closing of Transfer Books

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF THE COMPANY
AND PRINCIPAL STOCKHOLDERS

2.1	Organization, Qualification and Corporate Power
2.2	Capitalization
2.3	Authority
2.4	Noncontravention
2.5	Subsidiaries
2.6	Financial Statements
2.7	Absence of Certain Changes
2.8	Undisclosed Liabilities
2.9	Tax Matters
2.10	Assets
2.11	Real Property
2.12	Intellectual Property
2.13	Inventory
2.14	Real Property Leases
2.15	Contracts
2.16	Accounts Receivable
2.17	Powers of Attorney
2.18	Insurance
2.19	Litigation
2.20 Product Warranty
2.21 Employees
2.22	Employee Benefits
2.23	Environmental Matters
2.24	Legal Compliance
2.25	Permits
2.26	Certain Business Relationships With Affiliates
2.27	Brokers' Fees
2.28	Books and Records
2.29	Customers and Suppliers
2.30	Disclosure

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE BUYER
AND THE TRANSITORY SUBSIDIARY

3.1	Organization
3.2	Authorization of Transaction
3.3	Noncontravention
3.4	Broker's Fees

ARTICLE IV - COVENANTS

4.1	Best Efforts
4.2	Notices and Consents
4.3	Consent in Lieu of Meeting
4.4	Operation of Business
4.5	Full Access
4.6	Notice of Breaches
4.7	Exclusivity
4.8	Stock Options
4.9 Consulting Arrangement
4.10 Severance
4.11 Bonus Pools

ARTICLE V - CONDITIONS TO CONSUMMATION OF MERGER

5.1	Conditions to Obligations of the Buyerand the Transitory Subsidiary
5.2	Conditions to Obligations of the Company

ARTICLE VI - INDEMNIFICATION

6.1	Indemnification
6.2	Method of Asserting Claims
6.3 Treatment of Indemnity Payments
6.4	Survival
6.5	Limitations

ARTICLE VII - TERMINATION

7.1	Termination of Agreement
7.2 Effect of Termination

ARTICLE VIII - DEFINITIONS

ARTICLE IX - MISCELLANEOUS

9.1	Press Releases and Announcements
9.2	No Third Party Beneficiaries
9.3	Entire Agreement
9.4	Succession and Assignment
9.5	Counterparts
9.6	Headings
9.7	Notices
9.8	Governing Law
9.9	Amendments and Waivers
9.10 Severability
9.11 Expenses
9.12 Specific Performance
9.13	Construction
9.14	Incorporation of Exhibits and Schedules

Exhibit A-	Escrow Agreement

Exhibit B -	Amendment No. 1 to Option Agreement for Surviving Options

Exhibit C -	Affidavit of Lost Stock Certificate

Exhibit D -	Consulting Agreement

Exhibit E.	Agreement to Purchase/Sell Shares

Exhibit F-1 -	Form of Two-Year Non-Compete and Non-Solicitation Agreement

Exhibit F-2 - Form of One-Year Non-Compete and Non-Solicitation Agreement

Schedule I	List of Surviving Options

Schedule 4.4(a)	Options to be accelerated

Schedule 4.4(b)	Dividend payments

Schedule 4.4(d) Bonus payments

Schedule 5.1(i) Additional parties to two-year non-compete and non-solicitation agreement

Disclosure Schedule

MERGER AGREEMENT

Agreement entered into as of July 1, 1996 by and among INSO Corporation, a Delaware corporation (the "Buyer"), CIP Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Buyer (the "Transitory Subsidiary"), Electronic Book Technologies, Inc. a Delaware corporation (the "Company"), and the stockholders and optionholders of the Company set forth on the signature page hereof (the "Principal Stockholders").
The Buyer, the Transitory Subsidiary, the Company and the
Principal Stockholders are referred to collectively herein as the "Parties." For purposes of this Agreement, the stockholders of record of the Company as of the date hereof, and the holders of Non-Surviving Stock Options, Surviving Stock Options and/or Warrants (each as defined below) (other than Non-Surviving Options which are cancelled immediately prior to the Effective Time and for which no consideration is paid on account of the Merger) are referred to as the "Company Stockholders".

This Agreement contemplates a merger of the Transitory
Subsidiary into the Company. In such merger, the stockholders of the Company will receive cash in exchange for their capital stock of the Company.

Now, therefore, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

THE MERGER

1.1	The Merger.  Upon and subject to the terms and
conditions of this Agreement, the Transitory Subsidiary shall merge with and into the Company (with such merger referred to herein as the "Merger") at the Effective Time (as defined below). From and after the Effective Time, the separate corporate existence of the Transitory Subsidiary shall cease and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation").
The "Effective Time" shall be the time at which the Company and the Transitory Subsidiary file the certificate of merger or other appropriate documents prepared and executed in accordance with the relevant provisions of the Delaware General Corporation Law (the "Certificate of Merger") with the Secretary of State of the State of Delaware.

1.2	The Closing.  The closing of the transactions
contemplated by this Agreement (the "Closing") shall take place at the offices of Hale and Dorr in Boston, Massachusetts, commencing at 9:00 a.m. local time on July 16, 1996, or, if all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby have not been satisfied or waived by such date and this Agreement has not been terminated in accordance with
Article VII, on such mutually agreeable later date as soon as practicable after the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (the "Closing Date").

1.3	Actions at the Closing.  At the Closing, (a) the
Company and the Principal Stockholders shall deliver to the Buyer and the Transitory Subsidiary the various certificates, instruments and documents referred to in
Section 5.1, (b) the Buyer and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 5.2, (c) the Company and the Transitory Subsidiary shall file with the Secretary of State of the State of Delaware the Certificate of Merger, (d) the Buyer or the Surviving Corporation shall pay (by check or by wire transfer) to each Company Stockholder who delivers to the Buyer for cancellation the certificate(s) representing his/her Common Shares in accordance with Section 1.5, an amount, for each Common Share (as defined in Section 1.5) so delivered, equal to the quotient of (A) the Merger Consideration Per Share (as defined in Section 1.5(a) below) times the aggregate number of Common Shares which are not Dissenting Shares (whether or not such Common Shares are being delivered at the Closing), less the Initial Escrow Amount (as defined below), divided by (B) the aggregate number of Common Shares which are not Dissenting Shares (such quotient being referred to as the "Closing Per Share Payment"), (e) the Buyer or the Transitory Subsidiary shall deliver funds to a bank trust company or other entity reasonably satisfactory to the Company appointed by the Buyer to act as the disbursing agent (the "Disbursing Agent") in accordance with
Section 1.8, and to the Escrow Agent pursuant to Section 1.9, and (f) the Buyer, Louis R. Reynolds and Richard L. Piccolo (the "Indemnification Representatives") and the Escrow Agent shall execute and deliver the Escrow Agreement attached hereto as Exhibit A (the "Escrow Agreement"). The term "Initial Escrow Amount" shall mean $3,000,000 multiplied by a fraction of which the numerator shall equal the total number of Common Shares issued and outstanding immediately prior to the Effective Time (including Common Shares issued or issuable upon exercise of the Non-Surviving Options and the Warrants immediately prior to the Effective
Time), and the denominator shall equal the sum of the numerator of such fraction plus the total number of Common Shares issuable upon the exercise of the Surviving Options (as defined in Section 1.7(a)).

1.4	Additional Action.  The Surviving Corporation may, at
any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory
Subsidiary, in order to consummate the transactions contemplated by this Agreement.

1.5	Conversion of Securities.

    (a)	At the Effective Time, by virtue of the Merger and
without any action on the part of any Party, each share of common stock, $.01 par value per share, of the Company (a "Common Share") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 1.6(a)) shall be converted into and represent the right to receive (subject to the provisions of Section 1.9), in cash, an amount per share equal to $38,200,000, less (i) the amount (the "Redemption Price") payable in redemption of outstanding shares of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock of the Company (collectively, the "Preferred Shares"), divided by the sum of (A) the total number of Common Shares issued and outstanding immediately prior to the Effective Time (including Common Shares issued upon exercise of the Non-Surviving Options and the Warrants immediately prior to the Effective Time), plus (B) the total number of Common Shares of the Surviving Corporation issuable upon the exercise of the Surviving Options (as defined below) (the "Merger Consideration Per Share").

    (b)	Each Common Share and Preferred Share (together,
"Shares") held in the Company's treasury immediately prior to the Effective Time shall be cancelled and retired without payment of any consideration therefor.

    (c)	Each share of common stock, $.01 par value per share,
of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $.01 par value per share, of the Surviving Corporation.

1.6	Dissenting Shares.

    (a)	For purposes of this Agreement, "Dissenting Shares"
means Shares held as of the Effective Time by a Company Stockholder who has not voted such Shares in favor of (or consented to) the adoption of this Agreement and the Merger. Dissenting Shares shall not be converted into or represent the right to receive the payment which the Company Stockholders are entitled to receive pursuant to Section 1.5(a), unless such Company Stockholder shall have forfeited his right to appraisal under the Delaware General Corporation Law or withdrawn his demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration Per Share payable in respect of such Shares pursuant to Section 1.5, and (ii) promptly following the occurrence of such event, the Buyer or the Surviving Corporation shall deliver to the Disbursing Agent a payment representing the Merger Consideration Per Share to which such holder is entitled pursuant to Section 1.5.

     (b)	The Company shall give the Buyer (i) prompt notice of
any written demands for appraisal of any Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Delaware General
Corporation Law. The Company shall not, except with the prior written consent of the Buyer, make any payment with respect to any demands for appraisal of Shares or offer to settle or settle any such demands.

1.7	Options and Warrants.

    (a)	Prior to the Effective Time, the Company shall take all
necessary action so that, as of the Effective Time, all previously outstanding stock options for the purchase of Shares and all outstanding warrants (the "Warrants") other than the Surviving Options (collectively, "Non-Surviving Options"), shall have been either exercised or cancelled and, accordingly, no Non-Surviving Options or Warrants shall be outstanding as of the Effective Time. Prior to the Effective Time, the Company shall take all necessary action so that, as of the Effective Time, all options described on
Schedule I hereto (the "Surviving Options") shall have been amended in the form of Exhibit B so as to be exercisable for Common Shares of the Surviving Corporation on the terms set forth in the Surviving Options, as so amended. The Buyer acknowledges that the Board of Directors of the Company has accelerated the vesting of certain Non-Surviving Options and certain Surviving Options, as set forth on Schedule 4.4(a) hereto.

    (b)	The Company shall terminate all stock option plans and
other stock or equity-related plans of the Company (the
"Stock Plans") immediately prior to the Effective Time, except to the extent necessary to permit the exercise of the Surviving Options, as amended, after the Effective Time.

    (c)	All vested and non-vested Non-Surviving Options not
exercised prior to the Effective Time shall be cancelled as of the Effective Time. On or prior to the Closing, the Company shall obtain from each holder of a Non-Surviving
Option the written consent to the cancellation of such Non-
Surviving Option (unless such consent is not required under the terms of the Option Plan or the Non-Surviving Option).

1.8	Payments.

    (a)	Prior to the Effective Time, the Buyer shall appoint
the Disbursing Agent to effect (i) the exchange for the Merger Consideration Per Share of certificates that, immediately prior to the Effective Time, represented Common Shares entitled to payment pursuant to Section 1.5 ("Certificates") and which were not delivered to the Buyer for cancellation at the Closing. On the Closing Date, the Buyer or the Transitory Subsidiary shall deposit with the Disbursing Agent, in trust for the benefit of holders of Certificates, immediately available funds in an amount equal to the product of (A) the Closing Per Share Payment times
(B) the number of Common Shares which were not delivered to the Buyer for cancellation at the Closing. As soon as practicable after the Effective Time, the Buyer shall cause the Disbursing Agent to send a notice and a transmittal form to each holder of a Certificate (other than those surrendered and paid for at the Closing) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Disbursing Agent such Certificate in exchange for the consideration to be paid pursuant to this
Article I. Each holder of a Certificate, upon proper surrender thereof to the Disbursing Agent in accordance with the instruments in such notice, shall be entitled to receive in exchange therefor (subject to any taxes required to be withheld) the consideration to be paid pursuant to this
Article I. Until properly surrendered, each such Certificate shall be deemed for all purposes to evidence only the right to receive the consideration to be paid pursuant to this Article I. Holders of Certificates shall not be entitled to payment of the consideration to which they would otherwise be entitled until such Certificates are properly surrendered. No interest shall be paid or accrued on the cash payable upon the surrender of a Certificate.

    (b)	If the consideration to be paid pursuant to this
Article I (or any portion thereof) is to be delivered to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to the payment of such consideration that (i) the Certificate so surrendered shall be transferable, shall be properly assigned, endorsed or accompanied by appropriate stock powers duly endorsed, (ii) such transfer shall otherwise be proper and (iii) the person requesting such transfer shall pay to the Disbursing Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Disbursing Agent that such taxes have been paid or are not required to be paid. Notwithstanding the foregoing, neither the Disbursing Agent nor any Party shall be liable to a holder of Common Shares for any consideration payable pursuant to this Article I delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (c)	In the event any Certificate shall have been lost,
stolen or destroyed, upon the making of an affidavit of that fact in the form of Exhibit C hereto by the person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Certificate the consideration payable in exchange therefor pursuant to this Article I.

     (d)	Notwithstanding anything in this Article I to the
contrary, the Buyer shall have the right to pay to the Company, or to instruct the Disbursing Agent to pay to the Company, from proceeds otherwise due to Company Stockholders hereunder, the amount of any option exercise price owed by such Company Stockholder to the Company and any withholding taxes which may be due on account of the exercise of options by such Company Stockholder, and the amount due to such Company Stockholder shall be reduced by the amount so paid to the Company.

     (e)	Promptly following the date which is six months after
the Closing Date, the Disbursing Agent shall return to the Surviving Corporation all funds in its possession that were deposited by the Buyer or the Transitory Subsidiary pursuant to Section 1.8(a) (including any interest earned thereon), and the Disbursing Agent's duties shall terminate.
Thereafter, each holder of a Certificate may surrender such Certificate to the Surviving Corporation and, subject to applicable abandoned property, escheat and similar laws, receive in exchange therefor the consideration payable pursuant to this Article I without any interest thereon.

1.9	Escrow.

    (a)	On the Closing Date, the Buyer or the Transitory
Subsidiary shall deposit with the Escrow Agent the Initial Escrow Amount (which, together with such amounts as may subsequently be deposited into escrow following the exercise of the Surviving Options, is hereinafter referred to as the "Escrow Fund"), for the purpose of securing the indemnification obligations of the Company Stockholders, the Principal Stockholders and Louis Reynolds set forth in this Agreement. The Escrow Fund shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Fund shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

    (b)	The adoption of this Agreement and the approval of the
Merger by the Company Stockholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including without limitation the placement in escrow of the Escrow Fund and the appointment of the Indemnification Representatives.

1.10	Net Worth and Cash Adjustment.  The Merger
Consideration set forth in Section 1.5 hereof shall be subject to adjustment after the date of the Closing (the
"Closing Date") as follows:

     (a) As promptly as possible following the Closing Date, the Buyer shall cause Ernst & Young LLP, independent public accountants (the "Closing Auditors"), to conduct an audit of the books and records of the Company as of June 30, 1996.
Not later than 45 days after the Closing Date, the Buyer shall cause the Closing Auditors to deliver a balance sheet, footnotes and opinion with respect to the Company as of June
30, 1996 (as corrected pursuant to this Section 1.10, the "Closing Balance Sheet") to the Buyer and the Indemnification Representatives. The Closing Balance Sheet shall be prepared in accordance with generally accepted accounting principles, applied consistently with the Company's past practices and methods (to the extent applicable under generally accepted accounting principles).

     (b)	The Indemnification Representatives and one firm of
independent public accountants acting on behalf of the Indemnification Representatives (the "Stockholders'
Advisors") shall have the right to review the work papers of the Closing Auditors utilized in preparing the Closing
Balance Sheet, and shall have full access to the books, records, properties and personnel of the Company (and
Buyer's personnel participating in the audit) for purposes of verifying the accuracy and fairness of the presentation of the Closing Balance Sheet. The Principal Stockholders shall work in good faith and cooperate with the Buyer and the Closing Auditors in the preparation of the Closing
Balance Sheet and the resolution of any dispute in connection therewith pursuant to paragraph (c) below.

     (c)	The values or amounts for each item reflected on the
Closing Balance Sheet shall be binding upon the Buyer, the Company Stockholders and the Indemnification Representatives, unless the Indemnification Representatives give written notice within 30 calendar days after their receipt of the Closing Balance Sheet, of disagreement with any of the values or amounts shown on the Closing Balance Sheet, specifying, as to each such item in reasonable detail, the nature and extent of such disagreement (the
"Dispute Notice"). If the Buyer and the Indemnification Representatives are unable to resolve any such disagreement within 30 days after the date of the Dispute Notice, the disagreement shall be submitted to arbitration in accordance with the provisions of the Escrow Agreement. If as a result of the resolution of any disputes by agreement pursuant to this Section 1.10 or by arbitration, any amount shown on the Closing Balance Sheet is determined to be erroneous, such erroneous amount shall be deleted from the Closing Balance
Sheet and the correct amount shall be inserted in lieu thereof. The Closing Balance Sheet, as so corrected, shall constitute the Closing Balance Sheet for purposes of this Agreement.

     (d)	The Buyer shall pay the fees and disbursements of the
Closing Auditors. The fees and disbursements of the Stockholders' Advisors incurred in the review of the Closing
Balance Sheet shall be paid by the Company and shall be deemed to be liabilities of the Company as of June 30, 1996 for purposes of the Closing Balance Sheet. The Buyer shall under no circumstances be liable for any fees or disbursements of the Stockholders' Advisors nor shall the Principal Stockholders be responsible for the fees or disbursements of the Closing Auditors.

     (e)	Immediately upon the expiration of the 30 calendar day
period following the Indemnification Representatives' receipt of the Closing Balance Sheet, if no Dispute Notice is given by the end of such period, or immediately upon the resolution of disputes, if any, pursuant to this Section
1.10, the Merger Consideration Per Share shall be adjusted as follows, based upon the Closing Balance Sheet (as so adjusted, the "Final Merger Consideration"):

         (i)	If the net worth of the Company as shown on the Closing
Balance Sheet is less than $450,000 (a "Balance Sheet
Shortfall"), and/or if the sum of the Company's cash, collectible receivables and net realizable deferred tax assets (collectively, the "Liquid Assets") does not exceed total liabilities (other than deferred revenue) as shown on the Closing Balance Sheet (a "Cash Shortfall"), the Buyer shall submit written notice of the amount of such deficiency or deficiencies to the Escrow Agent, which shall disburse such amount to the Buyer from the Escrow Fund (provided, that if there exists both a Balance Sheet Shortfall and a Cash Shortfall, the Escrow Agent shall disburse the greater of such amounts and not the aggregate thereof).

        (ii)	If such net worth exceeds $450,000 ("Excess Net Worth")
and if Liquid Assets exceed total liabilities (other than deferred revenue) ("Excess Liquid Assets") as shown on the Closing Balance Sheet, Buyer shall pay an amount equal to the lesser of (A) such Excess Net Worth, or (B) such Excess
Liquid Assets, up to an aggregate of $100,000, to the Company Stockholders, by check, in proportion to their respective ownership of Shares immediately prior to the Effective Time.

Notwithstanding anything to the contrary herein, for purposes of calculating the net worth of the Company for purposes of this Section 1.10(e), any increase in any intangible assets (including goodwill, intellectual property rights, deferred tax assets, capitalized software, covenants not to compete, customer lists or similar intangible assets or rights) reflected on the Closing Balance Sheet over the intangible assets on the Company's December 31, 1995 Audited Balance Sheet shall be excluded.

For purposes of calculating the net worth and the cash balances of the Company as of June 30, 1996: (A) all expenses of the Company and its Subsidiaries, to the extent they are to be paid by the Company and not by the Company Stockholders pursuant to Sections 1.10(d) or 9.11 hereof, and to the extent they have not been accrued by the Company as of June 30, 1996, shall be deemed to be liabilities of the Company as of June 30, 1996 for purposes of the Closing Balance Sheet; (B) all bonuses paid or payable to employees of the Company on or after June 30, 1996, to the extent they have not been accrued as of June 30, 1996, shall be deemed to be liabilities of the Company as of June 30, 1996; and
(C) the sum of (i) the aggregate exercise price of all Non-Surviving Options which are exercised by check, cash or delivery of a promissory note prior to the Effective Time;
(ii) the aggregate exercise price of all Warrants which are exercised prior to the Effective Time in accordance with their terms; and (iii) the aggregate exercise price of all Surviving Options (net, in the case of clauses (i), (ii) and (iii), of withholding taxes paid in connection with such exercises), shall be deemed to be cash assets of the Company as of June 30, 1996 for purposes of the Closing Balance Sheet.

1.11	Additional Merger Consideration.  The Buyer shall make
additional payments to the Company Stockholders on account of the Merger, consisting of an additional $3,800,000 in cash and/or common stock of the Buyer ("Buyer Common Stock") which will be registered for immediate resale upon the issuance thereof having a value at the time of issuance based upon the last reported sale price of such shares on the Nasdaq National Market (or other exchange on which such shares are then traded) on the business day prior to the date of issuance, of which:

        (i)	the amount of $1,458,892 shall, without condition, be
paid to Louis Reynolds and his charitable remainder trust on the date which is 18 months after the Closing Date;

        (ii)	the remaining $2,341,108 will be contingently allocated
to the remaining Company Stockholders, in proportion to their holdings of Common Shares and vested Options
(including Surviving Options and Non-Surviving Options) at the Effective Time, and shall be paid as follows:

        $0.307 shall be paid for each revenue dollar over $20 million and less than or equal to $22 million recognized by the Surviving Corporation during the 1997 calendar year;

        $0.614 shall be paid for each revenue dollar over $22 million and less than or equal to $23 million recognized by the Surviving Corporation during the 1997 calendar year; and

        $1.113 shall be paid for each revenue dollar over $23 million and less than $24 million recognized by the Surviving Corporation during the 1997 calendar year, until the aggregate amount payable hereunder has been paid.

The Indemnification Representatives and the Stockholders'
Advisors shall have the right to review the Company's calculation of such revenue and the work papers of the Surviving Corporation's auditors utilized in auditing the same. Revenue shall be calculated in accordance with generally accepted accounting principles. Any amounts due pursuant to clause (ii) above shall be paid within 20 days after the release of the Buyer's consolidated financial statements for the 1997 calendar year.

1.12	Certificate of Incorporation.  The Certificate of
Incorporation of the Surviving Corporation shall be the same as the Certificate of Incorporation of the Transitory Subsidiary immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to INSO Providence Corporation.

1.13	By-laws.  The By-laws of the Surviving Corporation
shall be the same as the By-laws of the Transitory
Subsidiary immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to INSO Providence Corporation.

1.14	Directors and Officers.  The directors of the
Transitory Subsidiary shall become the directors of the Surviving Corporation as of the Effective Time. The officers of the Company shall remain as officers of the Surviving Corporation after the Effective Time, retaining their respective positions, except as specified by the Buyer pursuant to Section 5.1(h).

1.15	No Further Rights.  From and after the Effective Time,
no Shares shall be deemed to be outstanding, and holders of certificates formerly representing Shares shall cease to have any rights with respect thereto except as provided herein or by law.

1.16	Closing of Transfer Books.  At the Effective Time, the
stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made, except to the extent necessary to permit the exercise of the Surviving Options and the transfer of the shares issuable upon the exercise thereof in accordance with the Agreement to Purchase/Sell Shares in the form of Exhibit E hereto. If, after the Effective Time, certificates formerly representing Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger
Consideration in accordance with Section 1.5, subject to
Section 1.9 and to applicable law in the case of Dissenting
Shares.

1.17	Redemption of Preferred Shares.  At the Effective Time,
the Buyer or the Transitory Subsidiary shall pay the aggregate Redemption Price to the Company, and the Company shall pay to the holders of the Preferred Shares the Redemption Price in redemption of all of the Preferred
Shares.


ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
AND PRINCIPAL STOCKHOLDERS

The Company and the Principal Stockholders represent and warrant to Buyer that the statements contained in this
Article II are true and correct, except as set forth in the disclosure schedule attached hereto (the "Disclosure
Schedule"). The Disclosure Schedule shall be initialed by the Buyer and Seller and shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II.

2.1	Organization, Qualification and Corporate Power.  The
Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the state of its incorporation. The Company is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the assets, results of operations, financial condition, business or prospects of the Company (a "Material Adverse Effect"). The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished to the Buyer true and complete copies of its Certificate of Incorporation and By-laws, each as amended and as in effect on the date hereof. The Company is not in default under or in violation of any provision of its Certificate of Incorporation or By-laws.

2.2	Capitalization.  The authorized capital stock of the
Company consists of 6,000,000 Common Shares and 4,500 Preferred Shares, of which 2,739,406 Common Shares, 750 Series A Preferred Shares and 2,500 Series B Preferred Shares are issued and outstanding and 124,380 shares are held in the treasury of the Company. The Disclosure Schedule sets forth a complete and accurate list of (i) all stockholders of the Company, indicating the number of Shares held by each stockholder, (ii) all holders of Surviving Options and Non-Surviving Options (collectively, "Options"), including the number of Shares subject to each Option, and all holders of Warrants, including the number of Shares subject to each Warrant and (iii) all of the Stock Plans. All of the issued and outstanding Shares are, and all Shares that may be issued upon exercise of Options and Warrants will be, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance, disposition or acquisition of any of its capital stock, other than the Options and Warrants listed in Section
2.2 of the Disclosure Schedule. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company. There are no agreements, voting trusts, proxies or understandings with respect to the voting, or registration under the Securities Act of 1933, of any Shares or any other securities of the Company or any of its Subsidiaries. All of the issued and outstanding Shares were issued in compliance with applicable federal and state securities laws.

2.3	Authority.  The Company has all requisite power and
authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and the Principal Stockholders and constitutes a valid and binding obligation of the Company and the Principal
Stockholders, enforceable against all such persons in accordance with its terms.

2.4	Noncontravention.  Subject to the filing of the
Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery of this Agreement by the Company and the Principal Stockholders, nor the consummation by the Company and the Principal Stockholders of the transactions contemplated hereby, will
(a) conflict with or violate any provision of the charter or By-laws of the Company, (b) require on the part of the Company or any corporation with respect to which the Company, directly or indirectly, has the power to vote or direct the voting of sufficient securities to elect a majority of the directors (a "Subsidiary") or any Principal Stockholder any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a "Governmental Entity"),
(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest (as defined below) or other arrangement to which the Company or any Subsidiary or any Principal Stockholder is a party or by which the Company or any Subsidiary or any Principal Stockholder is bound or to which any of their assets is subject, (d) result in the imposition of any Security Interest upon any assets of the Company or any Subsidiary or any Principal Stockholder or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary, any Principal Stockholder or any of their properties or assets. For purposes of this Agreement, "Security Interest" means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law), other than (i) mechanic's, materialmen's, and similar liens, (ii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business consistent with past custom and practice ("Ordinary Course of Business") of the Company and not material to the Company.

2.5	Subsidiaries.  Section 2.5 of the Disclosure Schedule
sets forth for each Subsidiary (a) its name and jurisdiction of organization, (b) the number of shares of authorized capital stock of each class of its capital stock, (c) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof and the number of shares held by each such holder, (d) the number of shares of its capital stock held in treasury, and (e) its directors and officers. Each Subsidiary is an entity with limited liability duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Subsidiary is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the business or prospects of such Subsidiary. Each Subsidiary has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered or made available to the Buyer correct and complete copies of the charter and By-laws (or equivalent documents) of each Subsidiary, as amended to date. No Subsidiary is in default under or in violation of any provision of its charter or By-laws. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under federal, state and foreign securities laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary. The Company does not control directly or indirectly or have any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Subsidiary.

2.6	Financial Statements.  The Company has provided to the
Buyer (a) the audited consolidated balance sheets and statements of income, changes in stockholders' equity and cash flows for each of the last three fiscal years for the Company and the Subsidiaries; and (b) the unaudited consolidated balance sheet and statements of income, changes in stockholders' equity and cash flows as of and for the four months ended as of April 30, 1996 (the "Most Recent Fiscal Period End"). Such financial statements
(collectively, the "Financial Statements") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered thereby, fairly present the financial condition, results of operations and cash flows of the Company and the Subsidiaries as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company and the Subsidiaries; provided, however, that the Financial
Statements referred to in clause (b) above are subject to normal recurring year-end adjustments (which will not be material) and do not include footnotes.

2.7	Absence of Certain Changes.  Since the Most Recent
Fiscal Period End, (a) there has not been any material adverse change in the assets, business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, nor has there occurred any event or development which could reasonably be foreseen to result in such a material adverse change in the future, and (b) neither the Company nor any Subsidiary has taken any of the actions set forth in paragraphs (a) through (n) of Section 4.4.

2.8	Undisclosed Liabilities.  None of the Company and its
Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for
(a) liabilities shown on the balance sheet referred to in clause (b) of Section 2.6 (the "Most Recent Balance Sheet"),
(b) liabilities which have arisen since the Most Recent Fiscal Period End in the Ordinary Course of Business and which are similar in nature to the liabilities which arose during the comparable period of time in the immediately preceding fiscal period and (c) contractual liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and are not individually material.

2.9	Tax Matters.

    (a)	Each of the Company and the Subsidiaries has filed all
Tax Returns (as defined below) that it was required to file and all such Tax Returns were correct and complete in all material respects. Each of the Company and the Subsidiaries has paid all Taxes (as defined below) that are shown to be due on any such Tax Returns. The unpaid Taxes of the Company and the Subsidiaries for tax periods through the date of the Most Recent Balance Sheet do not exceed by any material amount the accruals and reserves for Taxes set forth on the Most Recent Balance Sheet. Neither the Company nor any Subsidiary has any liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included the Company or any Subsidiary during a prior period) other than the Company and the Subsidiaries. All Taxes that the Company or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. For purposes of this Agreement,
"Taxes" means all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government or foreign country, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof. For purposes of this Agreement, "Tax Returns" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

     (b)	The Company has delivered or made available to the
Buyer correct and complete copies of all federal income Tax
Returns, examination reports and statements of deficiencies assessed against or agreed to by any of the Company or any Subsidiary since January 1, 1992. The federal income Tax
Returns of the Company have been audited by the Internal
Revenue Service or are closed by the applicable statute of limitations for all taxable years through 1991. To the knowledge of the Company, no examination or audit of any Tax
Returns of the Company or any Subsidiary by any Governmental
Entity is currently in progress or threatened or contemplated. Neither the Company nor any Subsidiary has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

     (c)	Neither the Company nor any Subsidiary is a "consenting
corporation" within the meaning of Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), and none of the assets of the Company or the Subsidiaries are subject to an election under Section 341(f) of the Code.
Neither the Company nor any Subsidiary has been a United
States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
Neither the Company nor any Subsidiary is a party to any Tax allocation or sharing agreement.

     (d)	Neither the Company nor any Subsidiary is or has ever
been a member of an "affiliated group" of corporations
(within the meaning of Section 1504 of the Code), other than a group of which only the Company and some or all of the Subsidiaries are members. Neither the Company nor any Subsidiary has made an election under Treasury Reg. Section
1.1502-20(g).

2.10	Assets.  Each of the Company and the Subsidiaries owns
or leases all tangible assets necessary for the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. No asset of the Company (tangible or intangible) is subject to any Security Interest.

2.11	Real Property.  The Company and its Subsidiaries own no
real property.

2.12	Intellectual Property.

     (a)	Section 2.12(a) of the Disclosure Schedule sets forth a
complete list (organized by product name) of the types of products sold or licensed by the Company during the twelve months ended December 31, 1995 and for the five months ended
May 31, 1996 and the aggregate revenues for each product.
The Company owns or has the right to use all Intellectual
Property (as defined below) used in the operation of its business or necessary for the operation of its business as presently conducted. Each item of Intellectual Property owned by or used in the operation of the business of the Company will be owned or available for use by the Company on substantially identical terms and conditions immediately following the Closing. Each item of Intellectual Property included in the Company's software products is owned by the Company or licensed to the Company under a perpetual, irrevocable royalty-free license, free and clear of any royalty, encumbrance or right of others, other than the applicable licensor, or the Company otherwise has the royalty-free right to use such Intellectual Property. The
Company has taken all reasonable measures to protect the proprietary nature of each material item of Intellectual
Property, and to maintain in confidence all material trade secrets and confidential information, that it owns or uses in the development of, or that is included in, its software products. To the knowledge of the Company, no other person or entity (other than the licensor) has any rights to any of the Intellectual Property owned or used by the Company under exclusive licenses, and, to the best knowledge of the Company, no other person or entity is infringing, violating or misappropriating any of the Company's rights to the Intellectual Property that the Company owns or uses. For purposes of this Agreement, "Intellectual Property" means all (i) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility, model, certificate of invention and design patents, patent applications, registrations and applications for registrations, (ii) trademarks, service marks, trade dress, logos, trade names and corporate names and registrations and applications for registration thereof, (iii) copyrights, whether or not registered, and registrations and applications for registration thereof, (iv) computer software, data and documentation, (v) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, manufacturing and production processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vi) other proprietary rights relating to any of the foregoing and (vii) copies and tangible embodiments thereof.

     (b)	To the knowledge of the Company, none of the activities
or business presently conducted by the Company, or conducted by the Company at any time within the six years prior to the date of this Agreement, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any other person or entity. The Company has not received any complaint, claim or notice alleging such infringement, violation or misappropriation.

     (c)	The Company has no registered patents or applications
therefor. Section 2.12(c) of the Disclosure Schedule identifies each license or other agreement pursuant to which the Company has granted any rights to any third party with respect to any of its Intellectual Property (other than end-user licenses for the use of the Company's products entered into in the Ordinary Course of Business). The Company has made available to the Buyer correct and complete copies of all such licenses and agreements (as amended to date) and has made available to the Buyer correct and complete copies of all other written documentation evidencing ownership of, and any claims or disputes relating to, each such item.
With respect to each item of Intellectual Property that the Company owns:

	        (i)	the Company possesses all right, title and
interest in and to such item;

	        (ii)	such item is not subject to any outstanding
judgment, order, decree, stipulation or injunction; and

        	(iii)	the Company has not agreed to indemnify any
person or entity for or against any infringement, misappropriation or other conflict with respect to such item, except pursuant to license agreements involving the licensing of the Company's software products entered into in the Ordinary Course of Business.

     (d)	Section 2.12(d) of the Disclosure Schedule identifies
each license or other agreement under which the Company obtains the right to use items of Intellectual Property used in the operation of the business of the Company (other than commercially available "shrink wrap" software) that are owned by a party other than the Company. The Company has delivered or made available to the Buyer correct and complete copies of all such licenses, sublicenses or other agreements (as amended to date) pursuant to which the Company uses such Intellectual Property, all of which are listed on Section 2.12(d) of the Disclosure Schedule. With respect to each material item of Intellectual Property used by the Company in its business:

	      (i) the license, sublicense or other agreement, if any, covering such item is legal, valid, binding, enforceable and in full force and effect;

      	(ii)	such license, sublicense or other agreement will
be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing;

	      (iii)	neither the Company nor, to the Company's
knowledge, any other party to such license, sublicense or other agreement is in breach or default thereof, and no event has occurred which with notice or lapse of time would constitute a breach or default by the Company or permit termination, modification or acceleration by the other party thereunder;

     	(iv)	to the Company's knowledge, the underlying item of
Intellectual Property is not subject to any outstanding judgment, order, decree, stipulation or injunction; and

     	(v)	the Company has not agreed to indemnify any person
or entity for or against any interference, infringement, misappropriation or other conflict with respect to such item, except as set forth in the applicable licenses for such Intellectual Property.

For purposes of this Section 2.12, references to the "Company" shall include the Company and its Subsidiaries.

2.13	Inventory.  All inventory of the Company and the
Subsidiaries, whether or not reflected on the Most Recent Balance Sheet, consists of a quality and quantity usable and saleable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Most Recent Balance Sheet.

2.14	Real Property Leases.  Section 2.14 of the Disclosure
Schedule lists all real property leased or subleased to the Company or any Subsidiary and lists the term of such lease, and the rent payable thereunder. The Company has delivered or made available to the Buyer correct and complete copies of the leases and subleases (as amended to date) listed in
Section 2.14 of the Disclosure Schedule. With respect to each lease and sublease listed in Section 2.14 of the Disclosure Schedule:

     (a)	the lease or sublease is legal, valid, binding,
enforceable and in full force and effect;

     (b)	the lease or sublease will continue to be legal, valid,
binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing; and

     (c)	to the knowledge of the Company, no party to the lease
or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder.

2.15	Contracts.  Section 2.15 of the Disclosure Schedule
lists the following agreements to which the Company or any Subsidiary is a party:

     (a)	any agreement (or group of related agreements) for the
lease of personal property from or to third parties providing for lease payments in excess of $20,000 per annum;

     (b)	any agreement (or group of related agreements) for the
purchase or sale of raw materials, commodities, supplies, products or other personal property or for the furnishing or receipt of services (i) which calls for performance over a period of more than one year, (ii) which involves more than the sum of $50,000, or (iii) in which the Company or any Subsidiary has granted manufacturing rights, "most favored nation" pricing provisions or exclusive marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

     (c)	any agreement establishing a partnership or joint
venture;

     (d)	any agreement (or group of related written
arrangements) under which it has created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness (including capitalized lease obligations) involving more than $50,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

     (e)	any agreement concerning noncompetition;

     (f)	any agreement involving any of the Company Stockholders
or their affiliates, as defined in Rule 12b-2 under the Securities Exchange Act of 1934 ("Affiliates");

     (g)	any agreement under which the consequences of a default
or termination could have a material adverse effect on the assets, business, financial condition, results of operations or future prospects of the Company and its Subsidiaries, taken as a whole; and

     (h)	any other agreement (or group of related agreements)
either involving more than $50,000 or not entered into in the Ordinary Course of Business.

The Company has delivered or made available to the Buyer a correct and complete copy of each agreement (as amended to date) listed in Section 2.15 of the Disclosure Schedule. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing; and (iii) the Company is not, and to its knowledge the other party to such agreement is not, in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration, under the written arrangement. Neither the Company nor any Subsidiary is a party to any oral contract, agreement or other arrangement which, if reduced to written form, would be required to be listed in Section 2.15 of the Disclosure Schedule under the terms of this Section 2.15. Neither the Company nor, to its knowledge, any other party, is in breach of any agreement to which the Company is a party relating to obligations of the Company and/or a third party to keep confidential the information of any other person.

2.16	Accounts Receivable.  Except as set forth on Section
2.16 of the Disclosure Schedule, all accounts receivable of the Company and the Subsidiaries reflected on the Most Recent Balance Sheet are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Most Recent Balance Sheet. All accounts receivable reflected in the financial or accounting records of the Company that have arisen since the Most Recent Fiscal Period End are valid receivables subject to no setoffs or counterclaims and are collectible, net of a reserve for bad debts in an amount proportionate to the reserve shown on the Most Recent Balance Sheet.

2.17	Powers of Attorney.  There are no outstanding powers of
attorney executed on behalf of the Company or any Subsidiary.

2.18	Insurance.  Section 2.18 of the Disclosure Schedule
sets forth all policies or binders of the insurance held by or on behalf of the Company (specifying the insurer, amount of the coverage, type of insurance, expiration date of each policy, risks insured and any pending claims thereunder). There has not been any failure to give any notice or present any claim under any such policy or binder in a timely fashion or in the manner or detail required by the policy or binder. There are no outstanding past due premiums or claims, and there are no provisions for retroactive or retrospective premium adjustments. No notice of cancellation or nonrenewal with respect to, or disallowance of any claims under, any such policy or binder has been received by the Company. Section 2.18 of the Disclosure Schedule also sets forth a description of all outstanding bonds and other surety arrangements issued or entered into in connection with the businesses of the Company.

2.19	Litigation.  Section 2.19 of the Disclosure Schedule
identifies (a) any unsatisfied judgment, order, decree, stipulation or injunction and (b) any claim, complaint, action, suit, proceeding, hearing or investigation of or in any Governmental Entity or before any arbitrator to which the Company or any Subsidiary is a party or, to the knowledge of the Company and the Subsidiaries, is threatened to be made a party. None of the complaints, actions, suits, proceedings, hearings, and investigations set forth in
Section 2.19 of the Disclosure Schedule could have a material adverse effect on the assets, business, financial condition, results of operations or future prospects of the Company or any Subsidiary.

2.20	Product Warranty.  No product manufactured, sold,
leased, licensed or delivered by the Company or any Subsidiary is subject to any guaranty, warranty, right of return or other indemnity which is materially beyond those set forth in the applicable standard terms and conditions of sale or lease, which are set forth in Section 2.20 of the Disclosure Schedule.

2.21	Employees.  Section 2.21 of the Disclosure Schedule
contains a list of all employees of the Company and each Subsidiary, along with the position and the annual rate of compensation of each such person. Each such employee has entered into a confidentiality and assignment of inventions agreement with the Company or a Subsidiary, a copy of which has previously been made available to the Buyer. To the knowledge of the Company and its Subsidiaries, no key employee or group of employees has any plans to terminate employment with the Company or any Subsidiary. Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The
Company and the Subsidiaries have no knowledge of any organizational effort being made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company or any Subsidiary.

2.22	Employee Benefits.

     (a)	Section 2.22(a) of the Disclosure Schedule contains a
complete and accurate list of all Employee Benefit Plans (as defined below) maintained, or contributed to, by the Company, any Subsidiary organized under the laws of one of the states in the United States, or any ERISA Affiliate (as defined below). For purposes of this Agreement, "Employee
Benefit Plan" means any "employee pension benefit plan" (as defined in Section 2(2) of the Employee Retirement Income
Security Act of 1974, as amended ("ERISA")), any "employee welfare benefit plan" (as defined in Section 2(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation. For purposes of this Agreement, "ERISA
Affiliate" means any entity which is a member of (i) a controlled group of corporations (as defined in Section
414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under
Section 414(o) of the Code), any of which includes the Company or a Subsidiary. Complete and accurate copies of
(i) all Employee Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Employee
Benefit Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R for the last five plan years for each Employee Benefit Plan, have been delivered or made available to the Buyer. Each Employee
Benefit Plan has been administered in all material respects in accordance with its terms and each of the Company, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to such Employee
Benefit Plan and has made all required contributions thereto. The Company and all Employee Benefit Plans are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder.

     (b)	There are no investigations by any Governmental Entity,
termination proceedings or other claims (except claims for benefits payable in the normal operation of the Employee
Benefit Plans and proceedings with respect to qualified domestic relations orders), suits or proceedings against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any material liability.

     (c)	All the Employee Benefit Plans that are intended to be
qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.

     (d)	Neither the Company, any Subsidiary, nor any ERISA
Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

     (e)	At no time has the Company, any Subsidiary or any ERISA
Affiliate been obligated to contribute to any "multi-employer plan" (as defined in Section 4001(a)(3) of ERISA).

     (f)	There are no unfunded obligations under any Employee
Benefit Plan providing benefits after termination of employment to any employee of the Company or any Subsidiary
(or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code and insurance conversion privileges under state law.

     (g)	No act or omission has occurred and no condition exists
with respect to any Employee Benefit Plan maintained by the Company, any of its Affiliates or any ERISA Affiliate that would subject the Company, any Subsidiary or any ERISA
Affiliate to any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code.

     (h)	No Employee Benefit Plan is funded by, associated with,
or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

     (i)	No Employee Benefit Plan, plan documentation or
agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Employee Benefit Plan.

     (j)	Section 2.22(j) of the Disclosure Schedule discloses
each: (i) agreement with any director, executive officer or other key employee of the Company or any Subsidiary (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any Subsidiary of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from the Company or any Subsidiary that may be subject to the tax imposed by
Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code; and (iii) agreement or plan binding the Company or any Subsidiary, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan, or any Employee
Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     (k)	The amount that the Company pays on behalf of its
employees for life and medical insurance and other benefits is set forth on Section 2.22 of the Disclosure Schedule.

     (l)	All written or oral plans, agreements or arrangements
involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation of any Subsidiary organized under the laws of any foreign (non-United States) country, or any political subdivision thereof, are in compliance with all applicable laws and the terms of any such plan, agreement or arrangement.

2.23	Environmental Matters.

     (a)	Each of the Company and the Subsidiaries has complied
with all applicable Environmental Laws (as defined below).
There is no pending or, to the knowledge of the Company and the Subsidiaries, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental
Law involving the Company or any Subsidiary. For purposes of this Agreement, "Environmental Law" means any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including without limitation any statute, regulation or order pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals;
(v) the protection of wild life, marine sanctuaries and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels and containers; (vii) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles; (viii) health and safety of employees and other persons; and (ix) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste. As used above, the terms "release" and "environment" shall have the meaning set forth in the federal Comprehensive
Environmental Compensation, Liability and Response Act of
1980 ("CERCLA").

     (b)	There have been no releases of any Materials of
Environmental Concern (as defined below) into the environment at any parcel of real property or any facility formerly or currently owned, operated or controlled by the Company or a Subsidiary. With respect to any such releases of Materials of Environmental Concern, the Company or such Subsidiary has given all required notices to Governmental Entities (copies of which have been provided to the Buyer). Neither the Company nor any Subsidiary is aware of any releases of Materials of Environmental Concern at parcels of real property or facilities other than those owned, operated or controlled by the Company or a Subsidiary that could reasonably be expected to have an impact on the real property or facilities owned, operated or controlled by the Company or a Subsidiary. For purposes of this Agreement, "Materials of Environmental Concern" means any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the federal
Resources Conservation and Recovery Act), toxic materials, oil or petroleum and petroleum products.

     (c)	Set forth in Section 2.23(c) of the Disclosure Schedule
is a list of all environmental reports, investigations and audits known to the Company relating to premises currently or previously owned or operated by the Company or a Subsidiary (whether conducted by or on behalf of the Company or a Subsidiary or a third party, and whether done at the initiative of the Company or a Subsidiary or directed by a Governmental Entity or other third party) which the Company has possession of or access to. Complete and accurate copies of each such report, or the results of each such investigation or audit, have been provided to the Buyer.

2.24	Legal Compliance.  Each of the Company and the
Subsidiaries, and the conduct and operations of their respective businesses, are in compliance with each law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, which (a) affects or relates to this Agreement or the transactions contemplated hereby or (b) is applicable to the Company or such Subsidiary or business, except for violations of or defaults under a law referred to in this clause (b) which reasonably may be expected not to have, individually or in the aggregate, a Material Adverse Effect on the assets, business, financial condition, results of operations or prospects of the Company and its Subsidiaries taken as a whole.

2.25	Permits.  Section 2.25 of the Disclosure Schedule sets
forth a list of all material permits, licenses, registrations, certificates, orders or approvals from any Governmental Entity (including without limitation those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) ("Permits") issued to or held by the Company or any Subsidiary. Such listed Permits are the only Permits that are required for the Company and the Subsidiaries to conduct their respective businesses as presently conducted or as proposed to be conducted, except for those the absence of which would not have any Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of the Company and the Subsidiaries taken as a whole. Each such Permit is in full force and effect and, to the best of the knowledge of the Company or any Subsidiary, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect following the Closing.

2.26	Certain Business Relationships With Affiliates.  No
Affiliate of the Company or of any Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) has any claim or cause of action against the Company or any Subsidiary, or (c) owes any money to the Company or any Subsidiary. Section 2.26 of the Disclosure Schedule describes any transactions or relationships between the Company and any Affiliate thereof which are reflected in the statements of financial condition or operations of the Company included in the Financial Statements. For purposes of this Section 2.26, "Affiliate" shall not mean the Company or any Subsidiary.

2.27	Brokers' Fees.  Neither the Company nor any Subsidiary
has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement. The fees and expenses due to Broadview Associates, L.P., which are in an amount calculated in the manner described in Section 2.27 of the Disclosure Schedule, are the obligation of the Company Stockholders and not the Company.

2.28	Books and Records.  The minute books and other similar
records of the Company and each Subsidiary contain true and complete records of all actions taken at any meetings of the Company's or such Subsidiary's stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and each Subsidiary accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company or such Subsidiary and have been maintained in accordance with good business and bookkeeping practices.

2.29	Customers and Suppliers.  Section 2.29 of the
Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 5% of the consolidated revenues of the Company during the last full fiscal year or the interim period through the Most Recent Fiscal Period End and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product to the Company or a Subsidiary.

2.30	Disclosure.  No representation or warranty by the
Company contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered to or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. The Company has disclosed to the Buyer all information relating to the business of the Company or any Subsidiary which is material to the business of the Company and its Subsidiaries, taken as a whole, or the transactions contemplated by this Agreement.


ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER
AND THE TRANSITORY SUBSIDIARY

Each of the Buyer and the Transitory Subsidiary represents and warrants to the Company as follows:

3.1	Organization.  Each of the Buyer and the Transitory
Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation.

3.2	Authorization of Transaction.  Each of the Buyer and
the Transitory Subsidiary has all requisite power and authority to execute and deliver this Agreement and (in the case of the Buyer) the Escrow Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and (in the case of the Buyer) the Escrow Agreement by the Buyer and the Transitory Subsidiary and the performance of this Agreement (in the case of the Buyer) the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby by the Buyer and the Transitory Subsidiary have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Transitory Subsidiary. This Agreement has been duly and validly executed and delivered by the Buyer and the Transitory Subsidiary and constitutes a valid and binding obligation of the Buyer and the Transitory Subsidiary, enforceable against them in accordance with its terms.

3.3	Noncontravention.  Except for the filing of the
Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery of this Agreement or (in the case of the Buyer) the Escrow Agreement by the Buyer or the Transitory Subsidiary, nor the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated hereby or thereby, will (a) conflict or violate any provision of the charter or By-laws of the Buyer or the Transitory Subsidiary, (b) require on the part of the Buyer or the Transitory Subsidiary any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which the Buyer or Transitory Subsidiary is a party or by which either is bound or to which any of their assets are subject, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Transitory Subsidiary or any of their properties or assets.

3.4	Broker's Fees.  Neither the Buyer nor the Transitory
Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.


ARTICLE IV

COVENANTS

4.1	Reasonable Efforts.  Each of the Parties shall use its
reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

4.2	Notices and Consents.  The Company shall use its best
efforts to obtain, at its expense, all such waivers, permits, consents, approvals or other authorizations from third parties and Governmental Entities, and to effect all such registrations, filings and notices with or to third parties and Governmental Entities, as may be required by or with respect to the Company in connection with the transactions contemplated by this Agreement (including without limitation those listed in Section 2.4 or Section
2.25 of the Disclosure Schedule).

4.3	Consent in Lieu of Meeting.  On or prior to the Closing
(after having the opportunity to review this Agreement in final form and having received notice of their rights under
Section 262 of the Delaware General Corporation Law and copies of said Section 262), the holders of Common Shares representing more than 90% of the Common Shares outstanding and entitled to vote on the Merger shall have consented to the Merger by written consent in lieu of a meeting under
Section 228 of the Delaware General Corporation Law.

4.4	Operation of Business.  Except as contemplated by this
Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall (and shall cause each Subsidiary to) conduct its operations in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, prior to the Effective Time, neither the Company nor any Subsidiary shall, without the prior written consent of the Buyer (not to be unreasonably withheld):

     (a)	except as set forth on Schedule 4.4(a), issue, sell,
deliver or agree or commit to issue, sell or deliver
(whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or authorize the issuance, sale or delivery of, or redeem or repurchase, any stock of any class or any other securities or any rights, warrants or options to acquire any such stock or other securities (except pursuant to the conversion or exercise of convertible securities or Options outstanding on the date hereof), or, except as expressly contemplated by this Agreement, amend any of the terms of any such convertible securities or Options;

     (b)	split, combine or reclassify any shares of its capital
stock; except as set forth on Schedule 4.4(b), declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

     (c)	except as set forth on Schedule 4.4(c), create, incur
or assume any debt not currently outstanding (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible
(whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

     (d)	except as set forth on Schedule 4.4(d), enter into,
adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement of the type described in Section 2.22(j) or (except for normal increases in the Ordinary Course of Business) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any benefit not required by the terms in effect on the date hereof of any existing
Employee Benefit Plan;

     (e)	except as set forth in paragraph (j) below, acquire,
sell, lease, encumber or dispose of any assets or property
(including without limitation any shares or other equity interests in or securities of any Subsidiary or any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business in amounts less than $10,000 individually and $50,000 in the aggregate;

     (f)	amend its charter or By-laws (or similar organizational
documents);

     (g)	change in any material respect its accounting methods,
principles or practices, except insofar as may be required by a generally applicable change in GAAP;

     (h)	discharge or satisfy any Security Interest or pay any
obligation or liability other than where (i) such discharge or satisfaction is in the Ordinary Course of Business and
(ii) in amounts less than $10,000 individually and $50,000 in the aggregate;

     (i)	mortgage or pledge any of its property or assets or
subject any such assets to any Security Interest;

     (j)	sell, assign, transfer or license any Intellectual
Property, other than where (i) such sale, assignment, transfer or license is in the Ordinary Course of Business,
(ii) the total amount to be received by the Company is less than $50,000 individually and $250,000 in the aggregate and
(iii) does not require the Company to provide development or other custom services more than one year following its date;

     (k)	enter into, amend, terminate, take or omit to take any
action that would constitute a violation of or default under, or waive any rights under, any material contract or agreement;

     (l)	make or commit to make any capital expenditure in
excess of $10,000 per item and $50,000 in the aggregate;

     (m)	take any action or fail to take any action that would
result in (i) any of the representations and warranties of the Company set forth in this Agreement becoming untrue or
(ii) any of the conditions to the Merger set forth in
Article V not being satisfied; or

     (n)	agree in writing or otherwise to take any of the
foregoing actions.

4.5	Full Access.  The Company shall (and shall cause each
Subsidiary to) permit representatives of the Buyer to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and the Subsidiaries) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel, of or pertaining to the Company and each Subsidiary. Each of the Buyer, the Transitory Subsidiary and the Company agree to continue to be bound by the terms of the Mutual Agreement of Confidentiality between the Buyer and the Company dated May 28, 1996 (the "Confidentiality Agreement").

4.6	Notice of Breaches.  The Company shall promptly deliver
to the Buyer written notice of any event or development that would (a) render any statement, representation or warranty of the Company in this Agreement (including the Disclosure Schedule) inaccurate or incomplete in any material respect, or (b) constitute or result in a breach by the Company of, or a failure by the Company to comply with, any agreement or covenant in this Agreement applicable to such party. The
Buyer or the Transitory Subsidiary shall promptly deliver to the Company written notice of any event or development that would (i) render any statement, representation or warranty of the Buyer or the Transitory Subsidiary in this Agreement inaccurate or incomplete in any material respect, or (ii) constitute or result in a breach by the Buyer or the Transitory Subsidiary of, or a failure by the Buyer or the Transitory Subsidiary to comply with, any agreement or covenant in this Agreement applicable to such party. No such disclosure shall be deemed to avoid or cure any such misrepresentation or breach.

4.7	Exclusivity.  The Company and each of the Principal
Stockholders shall not, and the Company shall use its best efforts to cause its Affiliates and each of its officers, directors, employees, representatives and agents not to, directly or indirectly, (a) encourage, solicit, initiate, engage or participate in discussions or negotiations with any person or entity (other than the Buyer) concerning any merger, consolidation, sale of material assets, tender offer, recapitalization, accumulation of Shares, proxy solicitation or other business combination involving the Company, any Subsidiary or any division of the Company or any Subsidiary (an "Alternative Transaction") or (b) provide any non-public information concerning the business, properties or assets of the Company or any Subsidiary to any person or entity (other than the Buyer and other than in the Ordinary Course of Business). The Company shall immediately notify the Buyer of, and shall disclose to the Buyer all details of, any inquiries relating to any Alternative Transaction.

4.8	Stock Options.

     (a)	On the Closing Date, Buyer shall grant stock options
for the purchase of 75,000 shares of Buyer Common Stock, under its employee stock incentive plans, to each of Steve
DeRose and Jeff Vogel, with an exercise price equal to the last reported sales price of the Buyer Common Stock on the Nasdaq National Market on the Closing Date, such options to vest 20% after one year of employment, 20% after two years, 20% after three years, 20% after four years and 20% after five years, depending solely on continued employment.

     (b)	Within thirty days after the Closing Date, Buyer shall
grant stock options for the purchase of an aggregate of 500,000 shares of Buyer Common Stock to employees of the Company (other than Steve DeRose and Jeff Vogel) under its employee stock incentive plans. Such options shall be allocated based upon recommendations of the Company's management, according to position, seniority, individual performance and impact on the Company's operating results.
Such options shall have an exercise price determined in accordance with Section 4.8(a) and shall vest in the manner set forth in Section 4.8(a).

4.9	Consulting Arrangement.  Upon the Closing, Buyer and
Mr. Louis Reynolds will sign a consulting agreement in the form attached hereto as Exhibit D.

4.10	Severance.  If any employee of the Company is
involuntarily terminated by Buyer or the Surviving Corporation within one year after the Closing Date, Buyer or the Surviving Corporation will pay to such employee two weeks' severance pay for each full year of service or a minimum of three months' pay, whichever is greater. In addition, Buyer or the Surviving Corporation will continue to pay the employer portion of his or her life, medical and similar benefits for a period of up to six months after termination.

4.11	Bonus Pool.  The Buyer shall establish a bonus pool
consisting of $3,000,000 in cash and/or stock which will be registered for immediate resale upon the issuance thereof having a value at the time of issuance based upon the last reported sale price of such shares on the Nasdaq National
Market (or other exchange on which such shares are then traded) on the business day prior to the date of issuance, for contingent allocation to approximately 25 employees of the Company within the three-month period following the Closing. This bonus will become payable to such employees based on the achievement of business or project objectives established by the Buyer covering a period of not more than 30 months after the Closing and will be payable not later than 60 days after the end of such 30-month period;
provided, however, that at least 75% of such bonus will be based on the achievement of business or project objectives established by the Buyer covering a period of not more than 18 months after the Closing and will be payable not later than 60 days after the end of such 18-month period.

4.12	Option Agreements.  Prior to the Closing, each of the
holders of the Surviving Options will enter into the amendments to the option agreements for the Surviving
Options in the form of Exhibit B hereto (the "Option
Amendments") and the Agreements to Purchase/Sell Shares in the form of Exhibit E hereto. No Surviving Option shall be exercised prior to the date specified in the Option
Amendments.

4.13	Buyer to Provide Cash.  To the extent that the cash
available to the Surviving Corporation is insufficient to pay to the Company Stockholders the dividend described in
Schedule 4.4(b) hereto, the difference shall be provided by the Buyer.


ARTICLE V

CONDITIONS TO CONSUMMATION OF MERGER

5.1	Conditions to Obligations of the Buyer and the
Transitory Subsidiary. The obligation of each of the Buyer and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction of the following conditions:

     (a)	the holders of more than 90% of the Shares outstanding
and entitled to vote on the Merger (the "Requisite
Stockholder Approval") shall have consented to the Merger by written consent in lieu of a meeting under Section 228 of the Delaware General Corporation Law;

     (b)	the Company and the Subsidiaries shall have obtained
all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2;

     (c)	the representations and warranties of the Company set
forth in Article II shall be true and correct in all material respects when made on the date hereof and shall be true and correct as of the Effective Time as if made as of the Effective Time, except for representations and warranties made as of a specific date, which shall be true and correct as of such date, provided, however, that for purposes of this Section 5.1(c), any materiality or material adverse effect qualification set forth in any individual representation and warranty shall be disregarded;

     (d)	the Company and each of the Principal Stockholders
shall have performed or complied with its and their agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

     (e)	no action, suit or proceeding shall be pending or
threatened by or before any Governmental Entity wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect adversely the right of the Buyer to own, operate or control any of the assets or operations of the Surviving Corporation or the Subsidiaries, and no such judgment, order, decree, stipulation or injunction shall be in effect;

     (f)	the Company shall have delivered to the Buyer and the
Transitory Subsidiary a certificate (without qualification as to knowledge or materiality or otherwise) to the effect that each of the conditions specified in clauses (a) through
(e) of this Section 5.1 is satisfied in all respects;

     (g)	the Buyer and the Transitory Subsidiary shall have
received from counsel to the Company an opinion in form and substance satisfactory to Buyer and its counsel, addressed to the Buyer and the Transitory Subsidiary and dated as of the Closing Date;

     (h)	the Buyer and the Transitory Subsidiary shall have
received the resignations, effective as of the Effective
Time, of each director and officer of the Company and the Subsidiaries specified by the Buyer in writing at least five business days prior to the Closing;

     (i)	all employees who may receive at least $1,000,000 of
consideration under this Agreement and the Agreements to Purchase/Sell Shares, and any other persons listed on
Schedule 5.1(i), shall have executed and delivered a two-year Non-Compete and Non-Solicitation Agreement in the form attached hereto as Exhibit F-1, and all employees who may receive at least $500,000 but less than $1,000,000 of consideration under this Agreement and the Agreements to Purchase/Sell Shares shall have executed and delivered a one-year Non-Compete and Non-Solicitation Agreement in the form attached hereto as Exhibit F-2;

    (j)	all actions to be taken by the Company in connection
with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to the Buyer and the Transitory Subsidiary;

    (k)	the Company shall have delivered to the Buyer and the
Transitory Subsidiary duly executed and delivered Option Amendments in the form of Exhibit B hereto and duly executed and delivered Agreements to Purchase/Sell Shares in the form of Exhibit E hereto, from each of the holders of Surviving Options. No Surviving Options shall have been exercised;
and

    (l)	all of the Preferred Shares shall be subject to
redemption simultaneously with the Closing at the Redemption
Price.

5.2	Conditions to Obligations of the Company.  The
obligation of the Company to consummate the Merger is subject to the satisfaction of the following conditions:

    (a)	the representations and warranties of the Buyer and the
Transitory Subsidiary set forth in Article III shall be true and correct in all material respects when made on the date hereof and as of the Effective Time as if made as of the Effective Time, except for representations and warranties made as of a specific date, which shall be true and correct as of such date;

    (b)	each of the Buyer and the Transitory Subsidiary shall
have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

    (c)	each of the Buyer and the Transitory Subsidiary shall
have delivered to the Company a certificate (without qualification as to knowledge or materiality or otherwise) to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.2 is satisfied in all respects;

    (d)	the Company shall have received from counsel to the
Buyer and the Transitory Subsidiary an opinion satisfactory in form and substance to the Company and its counsel hereto, addressed to the Company and dated as of the Closing Date;

    (e)	all actions to be taken by the Buyer and the Transitory
Subsidiary in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to the Company; and

    (f)	no action, suit or proceeding shall be pending by or
before any Governmental Entity wherein an unfavorable judgment, order, decree, stipulation or injunction would prevent the Company Stockholders from receiving the consideration bargained for hereunder.


ARTICLE VI

INDEMNIFICATION

6.1	Indemnification.  The Company (prior to the Effective
Time), the Company Stockholders (during the term of the Escrow Agreement), jointly and severally, and the Principal Stockholders (after the expiration of the Escrow Agreement), jointly and severally, shall indemnify the Surviving Corporation and the Buyer (the "Indemnified Persons") in respect of, and hold the Indemnified Persons harmless against, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including without limitation amounts paid in settlement, interest, court costs, costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation) incurred or suffered by the Indemnified Persons or any Affiliate thereof ("Damages"):

     (a)	resulting from or constituting any misrepresentation,
breach of warranty or failure to perform any covenant or agreement of the Company or Principal Stockholders contained in this Agreement;

     (b)	resulting from any failure of any Company Stockholder
to have good, valid and marketable title to the issued and outstanding Shares held by such Company Stockholders, free and clear of all liens, claims, pledges, options, adverse claims or charges of any nature whatsoever (provided, however, that to the extent the Buyer and the Surviving
Corporation have contractual rights enforceable by them directly against the Company Stockholder whose failure to have such good, valid and marketable title gave rise to such Damages, claims under this paragraph (b) shall be made only against the Escrow Fund and the Company Stockholder whose failure gave rise to such Damages, and not against any other person);

     (c)	any amounts due to Broadview Associates, L.P. on
account of the transactions contemplated by this Agreement;
or

     (d)	any tax liabilities or obligations of the Company or
any Subsidiary not reflected on the Closing Balance Sheet arising on account of any period prior to the Effective
Time, or any claims against, or liabilities or obligations of, the Company or any Subsidiary not reflected on the Closing Balance Sheet with respect to obligations under Employee Benefit Plans of the Company or any Subsidiary arising prior to the Effective Time.

6.1A	Indemnification by Louis Reynolds.  Louis Reynolds
shall indemnify the Indemnified Persons in respect of, and hold the Indemnified Persons harmless against, any and all Damages resulting from the actions or inactions, or alleged actions or inactions, of Louis Reynolds towards any stockholder or optionholder of the Company prior to the Effective Time; provided, however, that, other than with respect to claims arising out of an alleged breach by Louis Reynolds of his fiduciary duty as a director, officer or controlling stockholder of the Company, (i) the Company shall bear the costs of defending Louis Reynolds against any such claim, pursuant to applicable provisions of the Certificate of Incorporation and by-laws of the Company and the Surviving Corporation, and (ii) the indemnification by Louis Reynolds provided for in this Section 6.1A shall only apply if and to the extent that he is adjudicated by a court of competent jurisdiction to be liable, in which event such indemnification shall include reimbursement to the Company for the costs of his defense.

6.2	Method of Asserting Claims.

    (a)	All claims for indemnification by an Indemnified Person
pursuant to this Article VI arising under paragraph 6.1(a) or (d) above (other than claims based on a breach of Section 2.27), during the term of the Escrow Agreement and to the extent that the Escrow Fund is sufficient to satisfy such claim, shall be made in accordance with the provisions of the Escrow Agreement, and shall be made against the Escrow
Fund before any such claim is made against any Company Stockholder. All claims for indemnification by an Indemnified Person pursuant to this Article VI arising under paragraph 6.1(b) or (c) or under Section 6.1A, or based on a breach of Section 2.27, during the term of the Escrow Agreement, may, but need not, be made against the Escrow
Fund (provided, however, that claims against the Escrow Fund arising under Section 6.1A shall be limited to $1,200,000).

    (b)	If a third party asserts that an Indemnified Person is
liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Person may be entitled to indemnification pursuant to this Article VI, and such Indemnified Person reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Person shall be entitled to satisfy such obligation, with prior notice to but without requiring consent from the Indemnification Representatives, during the term of the Escrow Agreement, or the Principal Stockholders, after the expiration of the Escrow Agreement, (ii) such Indemnified Person may make a claim for indemnification pursuant to this Article VI, and (iii) such Indemnified
Person shall be reimbursed for any such Damages for which it is entitled to indemnification pursuant to this Article VI (subject to the right of the Indemnification
Representatives, during the term of the Escrow Agreement, or Principal Stockholders, after the expiration of the term of the Escrow Agreement, to dispute the Indemnified Person's entitlement to indemnification). Nothing in this paragraph
(b) shall preclude the Indemnification Representatives from asserting that any amount paid by the Indemnified Person under this paragraph (b) does not constitute Damages for which the Indemnified Person is entitled to indemnification pursuant to this Article VI.

     (c)	The Indemnified Person shall give prompt written
notification to the Indemnification Representatives (prior to the expiration of the Escrow Agreement) and the Principal Stockholders (after the expiration of the Escrow Agreement) of the commencement of any action, suit or proceeding relating to a third party claim for which indemnification pursuant to this Article VI may be sought; provided, however, that no delay on the part of the Indemnified Person in providing such notice shall relieve the Company
Stockholders of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within 20 days after delivery of such notification, the Indemnification Representatives
(prior to the expiration of the Escrow Agreement) and the Principal Stockholders (after the expiration of the Escrow Agreement) may, upon written notice thereof to the Indemnified Person, assume control of the defense of such action, suit or proceeding with counsel reasonably satisfactory to the Indemnified Person, provided the Indemnification Representatives (prior to the expiration of the Escrow Agreement) and the Principal Stockholders (after the expiration of the Escrow Agreement) acknowledge in writing to the Indemnified Person that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Person in connection with such action, suit or proceeding constitute Damages for which the Indemnified
Person shall be entitled to indemnification pursuant to this
Article VI. If the Indemnification Representatives (prior to the expiration of the Escrow Agreement) and the Principal Stockholders (after the expiration of the Escrow Agreement) do not so assume control of such defense, the Indemnified
Person shall control such defense. The party not controlling such defense may participate therein at its own expense; provided that if the Indemnification
Representatives assume control of such defense and the Indemnified Person reasonably concludes that the indemnifying parties and the Indemnified Person have conflicting interests or different defenses available with respect to such action, suit or proceeding, the reasonable fees and expenses of counsel to the Indemnified Person shall be considered "Damages" for purposes of this Agreement. The party controlling such defense shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto. The Indemnified Person shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnification Representatives (prior to the expiration of the Escrow Agreement) and the Principal Stockholders (after the expiration of the Escrow Agreement), which shall not be unreasonably withheld. The Indemnification Representatives (prior to the expiration of the Escrow Agreement) and the Principal Stockholders (after the expiration of the Escrow Agreement) shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnified Person, which shall not be unreasonably withheld.

6.3	Treatment of Indemnity Payments.  Any payment made to
an Indemnified Person pursuant to this Article VI or the Escrow Agreement shall be treated as a reduction in the Merger Consideration.

6.4.	Survival.  The representations and warranties of the
Company and Principal Stockholders set forth in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and continue until 18 months after the Closing Date and shall not be affected by any examination made for or on behalf of the Buyer or the knowledge of any of the Buyer's officers, directors, stockholders, employees or agents. Notwithstanding the foregoing, the representations and warranties contained in Sections 2.1, 2.2, 2.3 and 2.9 shall survive the Closing and the consummation of the transactions contemplated thereby and continue until the expiration of the applicable statute of limitations.

6.5	Limitations.  Notwithstanding anything to the contrary
herein, if the Closing occurs, (a) the aggregate liability of each Company Stockholder for Damages under this Article
VI (other than Section 2.27) shall be limited to the aggregate gross consideration received by such Company Stockholder on account of the Merger and on account of the sale of Common Shares by such Company Stockholder pursuant to the Agreement to Purchase/Sell Shares in the form of Exhibit E hereto; (b) the aggregate liability of the Company Stockholders for Damages under this Article VI for breaches of representations and warranties in Article II of this Agreement (other than those contained in Sections 2.1, 2.2, 2.3, 2.9 and 2.27) shall be limited to $8,000,000 (including the Escrow Fund) and (c) the Company Stockholders shall not be liable under this Article VI as a result of a claim for indemnification arising under Section 6.1(a) or (d) (other than with respect to a breach of Section 2.27) unless and until the aggregate Damages under Article VI exceed
$250,000, in which case the Company Stockholders shall be liable for every dollar of Damages (subject to the limitations in clauses (a) and (b) of this Section 6.5), including the first $250,000 thereof. The rights of the Indemnified Persons under this Article VI shall be the exclusive remedy of the Indemnified Persons with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement of the Company contained in this Agreement (other than with respect to a breach of Section 2.27). No Company Stockholder shall have any right of contribution against the Company with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.


ARTICLE VII

TERMINATION

7.1	Termination of Agreement.  The Parties may terminate
this Agreement prior to the Effective Time (whether before or after Requisite Stockholder Approval), as provided below:

    (a)	the Parties may terminate this Agreement by mutual
written consent;

    (b)	the Buyer may terminate this Agreement by giving
written notice to the Company in the event the Company is in breach, and the Company may terminate this Agreement by giving written notice to the Buyer and the Transitory Subsidiary in the event the Buyer or the Transitory Subsidiary is in breach, of any material representation, warranty, or covenant contained in this Agreement, and such breach is not remedied within 10 days of delivery of written notice thereof;

    (c)	the Buyer may terminate this Agreement by giving
written notice to the Company if the Closing shall not have occurred on or before July 16, 1996 by reason of the failure of any condition precedent under Section 5.1 hereof (unless the failure results primarily from a breach by the Buyer or the Transitory Subsidiary of any representation, warranty or covenant contained in this Agreement); or

    (d)	the Company may terminate this Agreement by giving
written notice to the Buyer and the Transitory Subsidiary if the Closing shall not have occurred on or before July 16, 1996 by reason of the failure of any condition precedent under Section 5.2 hereof (unless the failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement).

7.2	Effect of Termination.  If any Party terminates this
Agreement pursuant to Section 7.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for breaches of this Agreement); provided, however, that the confidentiality provisions contained in
Section 4.5 shall survive any such termination in accordance with the terms of the Confidentiality Agreement.


ARTICLE VIII

DEFINITIONS

For purposes of this Agreement, each of the following defined terms is defined in the Section of this Agreement indicated below.

Defined Term                     Section

Affiliate                        2.15(f)
Buyer                            Introduction
CERCLA                           2.23(a)
Certificate of Merger            1.1
Closing                          1.2
Closing Date                     1.2
Closing Balance Sheet            1.9
Code                             2.9(c)
Company                          Introduction
Company Stockholder              Introduction
Confidential Information         4.6
Damages                          6.1
Disclosure Schedule              Article II
Dissenting Shares                1.6(a)
Effective Time                   1.1
Employee Benefit Plan            2.22(a)
Environmental Law                2.23(a)
ERISA                            2.22(a)
ERISA Affiliate                 	2.22(a)
Escrow Agreement                 1.3
Escrow Agent                     1.3
Escrow Fund                      1.8(a)
Financial Statements             2.6
Final Merger Consideration       1.9(e)
GAAP                             2.6
Governmental Entity              2.4
Indemnification Representatives  1.3
Indemnified Persons              6.1
Intellectual Property            2.12(a)
Intended Uses                    2.11(a)
Materials of
   Environmental Concern         2.23(b)
Merger                           1.1
Merger Consideration             1.5(a)
Most Recent Balance Sheet        2.8
Most Recent Fiscal Quarter End   2.6
Options                          1.7(a)
Ordinary Course of Business      2.4
Party                            Introduction
Permit                           2.25
Principal Stockholders           Introduction
Proxy Statement                  4.3(a)
Requisite Stockholder Approval   5.1(a)
Security Interest                2.4
Share                            1.5(a)
Special Meeting                  4.3(a)
Stock Plans                      1.7(b)
Subsidiary                       2.4
Surviving Corporation            1.1
Taxes                            2.9(a)
Tax Returns                      2.9(a)
Third Party Intellectual
   Property Rights               2.12(a)
Transitory Subsidiary            Introduction


ARTICLE IX

MISCELLANEOUS

9.1	Press Releases and Announcements.  Prior to the
Closing, neither the Buyer nor the Company shall issue any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other; provided, however, that Buyer may make any public disclosure it believes in good faith is required by law or regulation (in which case it shall advise the Company and provide it with a copy of the proposed disclosure prior to making the disclosure).

9.2	No Third Party Beneficiaries.  This Agreement shall not
confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

9.3	Entire Agreement.  This Agreement (including the
documents referred to herein), together with the Confidentiality Agreement and the other agreements and instruments referred to herein, constitute the entire agreement among the Parties and supersede any prior understandings, agreements, or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

9.4	Succession and Assignment.  This Agreement shall be
binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided that the Transitory Subsidiary may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer.

9.5	Counterparts.  This Agreement may be executed in two or
more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

9.6	Headings.  The section headings contained in this
Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7	Notices.  All notices, requests, demands, claims, and
other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company:

Copy to:     Electronic Book Technologies, Inc.  Edward N. Gadsby
             One Richmond Square                 Foley, Hoag & Eliot LLP
             Providence, RI                      One Post Office Square
             Attn:  Louis Reynolds               Boston, MA 02109

If to the Buyer:

Copy to:    INSO Corporation             Mark G. Borden, Esq.
            31 St. James Avenue          Hale and Dorr
            Boston, MA  02116            60 State Street
            Attn:  Bruce G. Hill, Esq.   Boston, MA  02109

If to the Transitory Subsidiary:

Copy to:

            c/o INSO Corporation         Mark G. Borden, Esq.
            31 St. James Avenue          Hale and Dorr
            Boston, MA  02116            60 State Street
            Attn:  Bruce G. Hill, Esq.   Boston, MA  02109

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8	Governing Law.  This Agreement shall be governed by and
construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware.

9.9	Amendments and Waivers.  The Parties may mutually amend
any provision of this Agreement at any time prior to the Effective Time; provided, however, that any amendment effected subsequent to the Requisite Stockholder Approval shall be subject to the restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.10	Severability.  Any term or provision of this Agreement
that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

9.11	Expenses.  Except as set forth in the Escrow Agreement,
each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided that any such costs and expenses of the Company and its Subsidiaries (which shall include the fees and expenses of Foley, Hoag & Eliot LLP incurred in connection with this Agreement and the transactions contemplated hereby) paid or payable after, and not reflected on, the Closing Balance Sheet shall be treated, for purposes of Section 1.10 above, as liabilities of the Company as of June 30, 1996. Notwithstanding the foregoing, the Principal Stockholders and not the Company shall be liable for any expenses of the Company and its Subsidiaries incurred in connection with this Agreement and the transactions contemplated hereby for which invoices are not received by the Company prior to the completion of the Closing Balance Sheet.

9.12	Specific Performance.  Each of the Parties acknowledges
and agrees that one or more of the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

9.13	Construction.  The language used in this Agreement
shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

9.14	Incorporation of Exhibits and Schedules.  The Exhibits
and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

9.15	Limitation on Dealing with Trustees.  Each person
dealing with a Principal Stockholder which is a trust agrees that no trustee shall have any personal liability in his capacity as trustee. The Company and the Principal Stockholders agree that the trustee of the Jeffrey Vogel 1996 Charitable Remainder Unitrust Agreement, as trustee, shall become fully obligated as a Principal Stockholder under this Agreement no later than 5:00 p.m. on July 3, 1996.


IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.


INSO CORPORATION

By: /s/ Steven R. Vana-Paxhia
Title: President


CIP ACQUISITION CORPORATION

By: /s/ Bruce Hill
Title: Secretary


ELECTRONIC BOOK TECHNOLOGIES, INC.

By: /s/ Louis R. Reynolds
Title:  President/CEO


PRINCIPAL STOCKHOLDERS:


/s/ Louis R. Reynolds
Louis R. Reynolds


/s/ Steven J. DeRose
Steven J. DeRose


/s/ Jeffrey Vogel
Jeffrey Vogel


/s/ Richard L. Piccolo
Richard L. Piccolo


/s/Edward N. Gadsby, Jr.
Edward N. Gadsby, Jr. as trustee of the Louis R.
Reynolds 1996 Charitable Remainder Unitrust
Agreement, as trustee and not individually

/s/ Mark A. Vogel
Mark A. Vogel, as trustee of the
Steven J. DeRose 1996 Charitable
Remainder Unitrust Agreement, as
trustee and not individually